Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

October 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Tamika Sheppard, Staff Attorney

Alan Campbell, Staff Attorney

Re:	Atlantic Coastal Acquisition Corp. II

Amendment No. 3 to Registration Statement on Form S-4

Filed September 6, 2024

File No. 333-276618

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. II (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the Staff’s letter dated September 19, 2024, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed on September 6, 2024 (the “Amended Registration Statement”).

For the convenience of the Staff, the Staff’s comments are included and are followed by the responses of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR an amended registration statement on Form S-4/A (the “Fourth Amended Registration Statement”) with the SEC on October 9, 2024, which reflects the Company’s responses to the comments received from the Staff.

Amendment No. 4 to Registration Statement on Form S-4/A, filed September 6, 2024

Summary

PIPE Financing, page 36

1.

Please revise your description of the PIPE Financing here and on the cover page to reflect your disclosure elsewhere in the prospectus that $4,225,663 of the consideration due for the PIPE Financing will be paid through the extinguishment of the balance due to Abpro Bio under the promissory note. Please also revise here and on the cover page to identify the PIPE investors.

October 9, 2024

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 36 and the cover page of the Fourth Amended Registration Statement.

Please call me at (212) 858-1101 if you have any questions or require any additional information. We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley
Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp. II